NEXBANK SECURITIES, INC.

Financial Statements for the Year Ended

December 31, 2021

Supplementary Schedule pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NexBank Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
▣ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2515 McKinney Ave, Ste 1100
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stacy Hodges	972-934-4700	stacy.hodges@nexbankcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BKD, LLP
(Name – if individual, state last, first, and middle name)

14241 Dallas Parkway, Suite 1100	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stacy Hodges _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NexBank Securities, Inc. _____, as of 12/31 _____, 2021 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHERYL ROBERTS
Notary Public, State of Texas
Comm. Expires 07-10-2023
Notary ID 129453811

Signature: _____

Title:
FINOP

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEXBANK SECURITIES, INC.

December 31, 2021

Table of Contents

Report of Independent Registered Public Accounting Firm

To the stockholder and the board of directors
NexBank Securities, Inc.
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NexBank Securities, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Stockholder and the Board of Directors
NexBank Securities, Inc.
Page 2

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, as of December 31, 2021 ("supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

BKD, LLP

Dallas, Texas
March 30, 2022

NEXBANK SECURITIES, INC.

Statement of Financial Condition

December 31, 2021

(In Thousands)

<u>ASSETS</u>

Cash	$	2,308
Fixed assets		59
Real estate interest		6
Equity investment		1,295
Current tax receivable		320
Other assets		158
Total assets	$	4,146

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

Deferred tax liability	$	121
Other liabilities		242
Total liabilities		363
Stockholder's equity		3,783
Total liabilities and stockholder's equity	$	4,146

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2021

(In Thousands)

Revenue		
Consulting	$	808
Earnings on investment in real estate interest		161
Unrealized gain on equity investment		576
Interest income		3
Total revenue		1,548
Expenses		
Compensation and benefits		480
Legal and professional fees		53
Occupancy, furniture, and fixtures		29
Travel and entertainment		9
Administrative fees paid to affiliates		104
Other expense		66
Total expenses		741
Income before federal income tax expense		807
Federal income tax expense		28
Net income	$	779

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2021

(In Thousands)

| | Common Stock, $.01 par value; 1,000 shares authorized at December 31, 2021 and 2020, respectively | | Paid-In | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2021	1,000	$ -	$ 32,919	$ (29,915)	$ 3,004
Net income	-	-	-	779	779
Balances, December 31, 2021	1,000	$ -	$ 32,919	$ (29,136)	$ 3,783

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2021

(In Thousands)

Cash Flows from Operating Activities		
Net Income	$	779
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		36
Earnings on investment in real estate interest		(161)
Unrealized gain on equity investment		(576)
Deferred tax expense		347
Changes in assets/liabilities:		
Current tax receivable/payable		(345)
Other assets		60
Other liabilities		(822)
Cash used in operating activities		(682)
Cash flows from investing activities		
Return of capital from equity investments		461
Purchase of equity investment		(719)
Cash used in investing activities		(258)
Net change in cash		(940)
Cash at beginning of year		3,248
Cash at end of year	$	2,308
Supplementary Cash Flow Information		
Cash paid for taxes	$	25

See accompanying notes to financial statements.

1. **Organization and Nature of Business**

   NexBank Securities, Inc. (Company), a Delaware Corporation is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). The Company also does business as NexBank Capital Advisors and NexBank Wealth Advisors.

   NexBank Wealth Advisors is an Investment Advisor. The division was established in 2018.

   The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from the provisions of SEC Rule 15c3-3 by relying on Footnote 74 of the SEC Release No. 34-70073.

2. **Significant Accounting Policies**

   Basis of Accounting

   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Cash

   Cash includes unrestricted cash on deposit of $2,308,000 as of December 31, 2021. Of the total amount, approximately $67,000 was in an affiliated bank (NexBank).

   The Company has cash deposits at an unaffiliated commercial bank of which approximately $2,006,000 are not insured by the Federal Deposit Insurance Corporation (FDIC) at December 31, 2021.

   Client Receivables

   Accounts receivable are recorded at estimated value, net of an allowance for bad debts, if necessary. Accounts receivable are not interest bearing and are considered past due based on contractual terms. The allowance for bad debts is estimated from individual, as well as specific, financial information gathered by management. Uncollectible accounts are charged off when all reasonable efforts to collect the accounts have been exhausted. All client receivables were charged off as uncollectible in 2021.

   Fixed Assets

   Fixed assets consist of furniture, equipment, and leasehold improvements, which are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of fixed assets, the related gain or loss is included in income.

Real Estate Interest

The Company's investment in real estate interest is accounted for under the equity method of accounting as the Company has significant influence over the operations of the entity but does not have a controlling financial interest. This interest is evaluated to determine if the Company has a controlling financial interest based on the variable interest entity (VIE) model. The Company currently is not the primary beneficiary of any VIEs. Results of operations of this interest are presented on a one-line basis in earnings on investment in real estate interest in the accompanying Statement of Operations. Investments in and advances to this entity are recorded in Real Estate Interest in the accompanying Statement of Financial Condition. The Company evaluates the real estate interest for impairment on an annual basis.

Equity Investment

The Company purchased a privately-held equity investment in 2021 for approximately $719,000. This equity investment is recorded at estimated fair value, which is the exchange price that would be received (an exit price) for the principal in an orderly transaction between willing market participants on the remeasurement date. Realized and unrealized gains and losses are presented separately on the statement of operations. The unrealized gain on the investment for 2021 was approximately $576,000, which was recognized on the statement of operations.

ASC Topic 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value of the Company's equity investment is designated as a Level 3 Input under the standard. A level 3 input is based on unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the statement of financial condition date may differ significantly from the amounts presented herein.

Recognition of Revenue

The Company accounts for its revenue under ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) uses a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) notes when it is appropriate to recognize a gain(loss) from the transfer of nonfinancial assets.

A description of the Company's revenue streams accounted for under ASC 606 follows:

Consulting: The Company earns fees from its consulting customers from contracts that define the scope and delivery requirements for services rendered under the contracts. Fees primarily relate to a defined number of service hours per month for a set monthly fee but can require judgement on progress made under the contract. Revenue is recognized in the month the service is provided. The Company's services that fall within the scope of ASC 606 include consulting fees. Consulting fees were $808,000 in 2021, and were all received from one customer.

The Company also earns revenue from real estate and equity investments. These revenue streams are excluded from the scope of ASC 606.

Income Taxes

Income tax expense includes the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expect to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company files a consolidated Federal income tax return with its parent. The Company is party to a tax sharing agreement that provides for tax treatment as if the Company filed taxes on a stand-alone basis.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through March 30, 2022, the date the financial statements were available to be issued.

3. **Fixed Assets**

Fixed assets at December 31, 2021 consisted of the following (in thousands):

Leasehold improvements	$	388
Computer and other equipment		159
Furniture and fixtures		119
		666
Less accumulated depreciation and amortization		(607)
	$	59

4. **Real Estate Interest and Variable Interest Entities**

Real estate interest as of December 31, 2021 includes (in thousands):

Partnership		
Investment in Contour Land Partners 10, Ltd.	$	6

Partnership:

The real estate interest at December 31, 2021, represents the Company's investment as a limited partner in a land development partnership, with an aggregate amount of approximately $6,000. Pursuant to the terms of the partnership agreements, the Company is to receive an 8% preferred return on its investment and a 20% split of profits upon completion of the project and sale of the underlying lots.

This interest has been identified as a variable interest entity under the guidance of FASB ASC 810-10. In determining whether the Company is the primary beneficiary of this partnership, management considered whether the Company has both: (a) the power to direct the activities of the partnership that most significantly impact its economic performance; and (b) the obligation to absorb losses of the partnership or to receive benefits from the partnership that could potentially be significant to them. The Company's losses are limited to its initial collective investment; any additional losses are to be absorbed by the partnership's general partner. Additionally, the general partner of the entity directs and controls the day-to-day activities without involvement of the Company. Accordingly, management has determined that the Company is not the primary beneficiary of this interest, and, therefore, this entity has not been consolidated in the accompanying financial statements.

NEXBANK SECURITIES, INC.

Notes to Financial Statements

December 31, 2021

Condensed financial information of the partnership as of December 31, 2021, is as follows (in thousands):

ASSETS		
Cash	$	29
Total assets	$	29
LIABILITIES AND PARTNERS' EQUITY		
Other liabilities	$	-
Total liabilities		-
Partners' capital		29
Total liabilities and partners' equity	$	29

For the year ended December 31, 2021, this partnership generated approximately $2,837,000 and $2,414,000 of revenue and cost of sales, respectively, through sale of fully developed single-family residential lots.

5. Related Party Transactions

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed by the Company during 2021 amounted to approximately $104,000, including rent allocation of approximately $6,000, as discussed in Note 8.

NSI derives a significant portion of its revenue from consulting agreements it performs on behalf of affiliates. Approximately $808,000 in revenue was derived from transactions involving these affiliated entities in 2021. The consulting agreements were terminated in 2021.

6. Employee Benefits

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Board of Directors may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2021 amounted to approximately $33,000.

7. **Income Taxes**

Income tax expense was as follows (in thousands):

Tax Expense		
Current tax benefit	$	(322)
Deferred tax expense		347
Total	$	25

The effective tax rate is approximately 3.4% for 2021 applied to income before income taxes. The calculation of the effective tax rate follows (dollars in thousands):

Net income before income taxes	$	807
Tax effect at 21%		169
Tax return to provision - real estate investments		(141)
Tax expense	$	28
Effective tax rate		3.4%

Year-end deferred tax assets and liabilities were due to the following (in thousands):

Deferred tax assets		
Accrued compensation	$	10
Other		3
Total deferred tax assets		13
Deferred tax liability		
Other		(134)
Total deferred tax liability		(134)
Net deferred tax liability	$	(121)

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. As of December 31, 2021, no valuation allowance for deferred taxes was recorded as management believes it is more likely than not that all of the deferred tax assets will be realized.

The Company does not have any uncertain tax positions and does not have any interest and penalties recorded in the Statement of Operations for the year ended December 31, 2021. The Company is part of a consolidated income tax return in the US. The company is no longer subject to examination by the US federal tax jurisdiction for years prior to 2018.

8. **Commitments, Guarantees and Contingent Liabilities**

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's Statement of Financial Condition.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the FHLB amortizing rate, adjusted for the lease term and other factors.

The Company leases its primary office facility under an informal lease agreement with NexBank, an affiliate through common ownership, which expires August 31, 2032. Under the agreement, the Company is allocating 2% of the total lease payments required by NexBank. The allocation rate of 2% became effective October 2018. On January 1, 2019 (date of adoption of ASU 2016-02), the Company recorded a right of use asset and operating lease liability of $29,000 and $32,000, respectively, related to this arrangement. These amounts were determined based on the present value of the remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption of 5.5%. At that time it was uncertain as to whether or not the lease would be extended further. On June 18, 2020, the primary office facility lease was extended to expire on August 31, 2032. The Company recorded a right of use asset and operating lease liability of $160,000 and $162,000, respectively, in 2020 related to this extension. These amounts were determined based on the present value of the remaining minimum lease payments with a remaining term of 128 months, discounted using the Company's incremental borrowing rate as of the date of extension of 3.25%. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2022	$ 17
2023	12
2024	7
Thereafter	163
Total minimum lease payments	199
Less amount representing interest	44
Present value of net minimum lease payments	$ 155

Total rent expense for the year ended December 31, 2021 amounted to approximately $6,000, substantially all of which was allocated from related parties.

The current balance of the deferred rent is approximately $143,000. Deferred rent is reported along with the lease obligations above in accounts payable and accrued expenses.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

9. **Net Capital Requirements**

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6 2/3% of total aggregate indebtedness.

At December 31, 2021, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $1,878,000 and $208,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 0.10 to 1.00. Total net capital was approximately $2,020,000 above the minimum required net capital of approximately $14,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its unaudited quarterly Financial and Operational Combined Uniform Single Report at December 31, 2021.

10. **Customer Protection, Reserves and Custody of Securities**

The Company does not hold customer accounts, funds, or securities.

11. **Loss Contingencies**

Loss contingencies, including claims and legal actions arising from the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

12. **Consulting Contracts**

Effective April 30, 2021, the Company's consulting contracts had expired.

SUPPLEMENTAL SCHEDULE I

NEXBANK SECURITIES, INC.

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2021

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital		
Total stockholder's equity	$	3,783
Less deductions and/or charges		
Cash		67
Furniture, equipment, and leasehold improvements, net		59
Investment in real estate interest		6
Equity investment		1,295
Current tax receivable		320
Other assets		16
Net capital prior to haircuts on securities positions		2,020
Less haircuts on securities positions		-
Net capital as defined by Rule 15c3-1		2,020
Minimum net capital required		14
Excess net capital		2,006
Aggregate indebtedness:		
Deferred tax liability		121
Other liabilities		87
Total aggregate indebtedness	$	208
Ratio of aggregate indebtedness to net capital		0.10 to 1

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its unaudited quarterly Financial and Operational Combined Uniform Single Report at December 31, 2021.

BKD
CPAs & Advisors

14241 Dallas Parkway, Suite 1100 | Dallas, TX 75254-2961
972.702.8262 | Fax 972.702.0673 | bkd.com

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
NexBank Securities, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NexBank Securities (the "Company") does not claim an exemption under paragraph (k) of 17 CFR §240.15c3-3, (2) the Company does claim an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company did not carry accounts of or for customers ("exemption provisions"), and (3) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

BKD, LLP

Dallas, Texas
March 30, 2022



NEXBANK™
SECURITIES, INC.

NexBank Securities Inc's Exemption Report

NexBank Securities Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

NexBank Securities, Inc.

I, Stacy M. Hodges, or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: FINOP

Date of Report: March 30, 2022

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

Stockholder and Board of Directors
NexBank Securities, Inc.
Dallas, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of NexBank Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report, and may not meet the needs of all users of this report, and as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable)

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of NexBank Securities, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Dallas, Texas
March 30, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC #66705
NEXBANK SECURITIES, INC.
2515 MCKINNEY AVE, STE 1100
DALLAS, TX 75201-1945

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STACY HODGES 972/934-4721

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

n/a
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NEXBANK SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 24 day of JANUARY, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,523,033

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. — (576,064)

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C): — (946,969)

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions — (1,523,033)

2d. SIPC Net Operating Revenues — $ 0

2e. General Assessment @ .0015 — $ 0

(to page 1, line 2.A.)

2

NexBank Securities, Inc

Other revenue not related either to directly or indirectly to the securities business:

Deductions for NexBank Securities, Inc:
  2021

*	Operations consulting and Restructuring consulting revenue	798,000
*	Real Estate Investment earnings	136,534
*	Other & Client Reimburseable Expense Revenue	12,435

$ 946,969 SIPC-7 2c. line (8)

-